SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 1998


                                 OZEMAIL LIMITED
                                 ACN 066 387 157


   OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
                    (Address of Principal Executive Offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


          Form 20-F   X *                    Form 40-F
                    -----                              -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)


          Yes                 No     X
               -----               -----

---------------

          *As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.

                                       1.
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                                 OZEMAIL LIMITED
                                    FORM 6-K

1.        EXHIBITS

          The following documents are filed as exhibits to this report:

          Exhibit 99.1 - Appendix 4B submitted to the Australian Stock Exchange regarding second quarter financial information.

          Exhibit 99.2 - Notice to Shareholders.

                                       2.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             OzEmail Limited
                                             ---------------
                                             (Registrant)


Date:  September 1, 1998                     By:  /s/ Malcolm Turnbull
                                                  -----------------------------

                                                  Name:  Malcolm Turnbull

                                                  Title:   Director

                                       3.

                                  EXHIBIT INDEX

Exhibit

99.1      Appendix 4B.

99.2      Notice to Shareholders

                                       4.